Exhibit 99.1

News Release For immediate release Calgary, Alberta October 27, 2011 TSXV: OPC

OPTI Canada Announces Third Quarter 2011 Results and Updates CNOOC Limited Transaction

OPTI Canada Inc. (OPTI or the Company) announced today the Company’s financial and operating results for the quarter ended September 30, 2011.

“Long Lake performed positively over the third quarter, achieving the highest-to-date quarterly bitumen production average of 29,500 barrels per day (gross). Current production is around 32,000 barrels per day (gross),” said Chris Slubicki, President and Chief Executive Officer of OPTI.

“The acquisition of OPTI by subsidiaries of CNOOC Limited is proceeding, and we look forward to the expected closing of the deal in November. The parties are prepared to complete the acquisition promptly following the receipt of approvals from Industry Canada and the People’s Republic of China.”

CORPORATE UPDATE
Following an extensive strategic alternatives review process that was initiated by the Company in November 2009 OPTI announced on July 13, 2011 that it had made an application for an order under the Companies’ Creditors Arrangement Act (the CCAA), commencing a creditor protection proceeding (the CCAA Proceeding) in the Court of Queen’s Bench of Alberta (the Court). OPTI applied to the Court and received an order staying all claims and actions against OPTI and its assets until August 12, 2011 (the Initial Order). This Initial Order precluded parties from taking any action against OPTI for breach of contractual or other obligations during the stay period except for the exercise of certain set-off rights or termination of certain “eligible financial contracts” (such as OPTI’s foreign exchange derivative instruments agreements). The purpose of the Initial Order was to provide OPTI with relief designed to allow management to complete a restructuring plan while conducting business in the ordinary course. The initial stay period was extended until November 4, 2011 and it is expected that the Court will continue to extend the stay period as may be appropriate.

The restructuring plan put forth in OPTI’s initial application (the Recapitalization) would convert the Company’s US$1 billion 8.25 percent Senior Secured Notes due 2014 and US$750 million 7.875 percent Senior Secured Notes due 2014 (collectively, the Second Lien Notes) into common equity in the form of new common shares of OPTI. In addition, a new common share investment of US$375 million would be offered to all holders of Second Lien Notes (the Second Lien Noteholders) via a rights offering. Certain Second Lien Noteholders supporting the Recapitalization (the Supporting Noteholders) would act as a backstop to the rights offering. As a key condition of the Recapitalization, the Company’s US$300 million 9.75 percent First Lien Notes due 2013 and its US$525 million 9.00 percent First Lien Notes due 2012 (collectively, the First Lien Notes) would be refinanced prior to closing. The new secured debt amount of this refinancing would be determined in accordance with the terms of an agreement (the Support Agreement) with the Supporting Noteholders and would not be less than US$1.1 billion. Holders of

OPTI’s existing common shares would be issued warrants to acquire new common shares of the Company and all of OPTI’s existing common shares would be cancelled. The shareholder warrants would be issued for the purchase of approximately 25.5 million new common shares (in the aggregate approximately 20 percent of the Company’s post-restructuring new common shares). Each warrant would be exercisable for one new common share with a strike price of US$22.27 per share and would expire seven years after the implementation date of the Recapitalization.

On July 20, 2011 OPTI announced that it had entered into an arrangement agreement with CNOOC Luxembourg
S.à r.l, an indirect wholly-owned subsidiary of CNOOC Limited pursuant to which indirect wholly-owned subsidiaries of CNOOC Limited will acquire the Second Lien Notes and all of the outstanding shares of OPTI (the Acquisition). The total value of the Acquisition is approximately US$2.1 billion. OPTI’s Board of Directors determined that the Acquisition is in the best interest of the Company, recommended that Second Lien Noteholders support the Acquisition, and voted unanimously in favour of the Acquisition.

Pursuant to the Acquisition, CNOOC Limited, through its subsidiaries, will:

•	acquire OPTI's Second Lien Notes for a net cash payment of US$1,179 million and pay US$37.5 million to backstop parties;
•	acquire all existing issued and outstanding common shares of OPTI for a cash payment of approximately US$34 million (equal to US$0.12 per common share); and
•	assume, in accordance with the notes’ indentures, the Company’s First Lien Notes.

On July 22, 2011 OPTI presented the Court with a plan to pursue the Acquisition and, in the event that Acquisition was not implemented, then, subject to certain conditions, OPTI would complete the Recapitalization. This plan is referred to as the Master Plan. The Master Plan provides for the implementation of either the Acquisition or the Recapitalization through concurrent proceedings (the Proceedings) under the CCAA and the Canada Business Corporations Act (the CBCA). The Court directed OPTI to present its Master Plan to the Second Lien Noteholders.

On September 7, 2011 at a meeting of Second Lien Noteholders, the Master Plan was approved by a majority of Second Lien Noteholders, present in person or by proxy, who collectively held 99.97 percent of the aggregate principal amount of outstanding Second Lien Notes that were voted at the meeting. On the same date, the Court granted an order (the Sanction Order) approving the Company’s Master Plan pursuant to the CCAA and the CBCA. The Sanction Order declares that the Master Plan is approved and declared to be substantively and procedurally fair and reasonable to the Second Lien Noteholders and existing OPTI shareholders and is in the best interests of OPTI and all affected parties. The Sanction Order also authorized and directed the Company to take all steps and actions necessary or appropriate to implement the terms of the Master Plan.

We expect that the Acquisition will be implemented in November 2011, following the receipt of all regulatory approvals and after all other conditions to closing have been satisfied or waived. A no-action letter, satisfying a condition to closing, was issued from the Commissioner of Competition under the Competition Act of Canada on October 19, 2011. OPTI and subsidiaries of CNOOC Limited are prepared to complete the Acquisition promptly following the receipt of approvals from the Minister of Industry under the Investment Canada Act and the National

Development and Reform Commission of the People’s Republic of China. In addition, Equity Financial Trust Company has been retained to carry out certain closing activities relating to the Acquisition in accordance with the Master Plan. Implementation of the Acquisition must occur on or before December 1, 2011.

OPTI intends to apply for a stay extension, beyond November 4, 2011, with the Court on November 1, 2011 in order to complete the Acquisition or the Recapitalization. The Company will continue to comply with all of the terms set forth in the Master Plan and the Support Agreement with Supporting Noteholders.

Readers should refer to “Risk Factors” at the end of this MD&A and in the Information Circular in respect of the Master Plan for specific risk factors associated with the Acquisition, the Recapitalization and the Proceedings. OPTI continues operations with assistance of the Court-appointed Monitor, Ernst & Young Inc. (the Monitor). Information on OPTI’s CCAA Proceeding can be found on the Company’s website or through the Monitor at www.ey.com/ca/opti.

Listing on TSXV
During the third quarter of 2011 the Company’s listing application for the TSX Venture Exchange (TSXV) was approved. The common shares of OPTI commenced trading on the TSXV (symbol: OPC) effective upon the open of trading on August 29, 2011.

The Company’s listing on the TSXV followed OPTI’s delisting from the Toronto Stock Exchange (TSX) effective at the close of markets on August 26, 2011 as OPTI no longer satisfied the continued listing requirements of the TSX as a result of OPTI’s proceeding under the CCAA announced on July 13, 2011.

OPERATIONAL UPDATE
Long Lake bitumen production for the third quarter of 2011 averaged approximately 29,500 barrels per day (bbl/d) (10,300 bbl/d net to OPTI), a six percent increase over the second quarter average of approximately 27,900 bbl/d (9,800 bbl/d net to OPTI). Steam injection for the third quarter averaged approximately 144,000 bbl/d, lower than the previous quarter average of 152,000 bbl/d. The decrease was attributable to wells requiring less steam to maintain target conditions, combined with scheduled maintenance on the third hot lime softener and the second Cogeneration unit which occurred in August. Operating costs remained high during the quarter due to this maintenance as well as continuing initiatives to increase plant reliability and improve well performance.

Production in September was approximately 30,500 bbl/d (10,700 bbl/d net to OPTI), with August and September producing the highest monthly bitumen averages to-date. Overall steam requirements are trending down as steam-to-oil-ratio (SOR) improves with well optimization and steam chamber maturity. Our recent all-in SOR average is approximately 4.7 including steam to wells early in the ramp-up cycle. It is expected that the long-term SOR at Long Lake will range between 3.0 and 4.0. We do not expect to reach this long-term SOR range until 2012 or later. The SOR for our original well pairs is expected to be in the high end of this range.

The Upgrader was recently shut down for repairs to the air separation unit. We anticipate that this is a short term issue and expect to start up the Upgrader once repairs are complete. With the natural gas pipeline installed earlier this year, we expect to be able to produce and sell bitumen during this downtime.

Upgrader units performed consistently during the quarter, processing the majority of our produced bitumen as well as approximately 3,500 bbl/d (1,200 bbl/d net to OPTI) of externally-sourced bitumen. Our Upgrader on-stream time and Premium Sweet Crude (PSC™) yields during the quarter were consistent with the previous quarter, averaging 98 percent and 70 percent respectively. It is expected that yields will increase to the design rate of 80 percent as operations are optimized. For the remainder of 2011 we expect to purchase externally-sourced bitumen when economically beneficial. A three-week turnaround period at Long Lake is planned for the second quarter of 2012. This will allow for completion of a number of scheduled maintenance activities which will result in temporarily reduced bitumen production.

A total of 89 well pairs at Pads 1 through 11 are capable of production. Drilling on Pad 12 was completed during the quarter and drilling on Pad 13 is proceeding as planned and is expected to be completed by the end of the year. These pads are located in geologically high-quality areas of the reservoir and are scheduled to come on-stream in 2012 and expected to ramp-up over the following 18 months.

The operator is currently working through engineering and regulatory processes for Pads 14 and 15 at Long Lake which could be available for production as early as 2014. Beyond the Long Lake pads, similar work is ongoing to potentially drill 25 to 30 wells on the Kinosis lease. Preliminary optimization plans consider adding once-through steam generation capacity as well as advancing bitumen production from Kinosis which would be tied-in to the Long Lake Upgrader.

Effective April 1, 2011 OPTI exercised a deferred payment funding option for all capital expenditures relating to Kinosis. This funding option has been extended to the end of December 2011. We retain all of our other rights under the joint venture agreement and we have the discretion to resume funding of our proportionate share of Kinosis costs. OPTI’s proportionate share of incurred costs to September 30, 2011 is approximately $10 million (plus applicable interest).

The performance of SAGD operations and the Upgrader may differ from our expectations. There are a number of factors related to the characteristics of the reservoir and operating facilities that could cause bitumen and PSC™ production to be lower than anticipated. See “Risk Factors – Operating Risks” in our management’s discussion and analysis for the year ended December 31, 2010.

FINANCIAL HIGHLIGHTS
Basis of Presentation
As of January 1, 2011 OPTI adopted International Financial Reporting Standards (IFRS) as a public reporting issuer as prescribed by the Canadian Institute of Chartered Accountants (CICA) Accounting Standards Board. Financial performance has been measured according to IFRS as of January 1, 2010. Results for periods prior to January 1, 2010 have been measured according to Canadian Generally Accepted Accounting Principles (Canadian GAAP) as it existed at that time. For further details see Note 2 “Creditor Protection and Going Concern Uncertainty” of the accompanying condensed interim financial statements.

	Three months ended September 30	Nine months ended September 30	Year ended December 31
In millions	2011(1)	2011(1)	2010(1)
Net loss	$(290)	$(371)	$(227)
Net field operating loss	(0)	(6)	(65)
Working capital(deficiency)	(2,908)	(2,908)	64
Oil sands expenditures
Property, plant and equipment	37	107	92
Exploration and evaluation	-	25	4
Total oil sands expenditures (2)	37	132	96
Shareholders’ equity	$749	$749	$1,120
Common shares outstanding (basic) (3)	282	282	282

Notes:
(1)	As prepared under IFRS.
(2)	Capital expenditures related to the Long Lake and future expansion developments. Capitalized interest and non-cash additions or charges are excluded.
(3)	Common shares outstanding at September 30, 2011 after giving effect to the exercise of stock options would be approximately 285 million common shares.

FINANCIAL PERFORMANCE
	Three months ended September 30		Nine months ended September 30
$ millions, except per share amounts	2011	2010	2011	2010
Revenue, net of royalties	$87	$59	$245	$170
Expenses
Operating expense	59	54	191	159
Diluent and feedstock purchases	23	21	47	60
Transportation	5	4	13	12
Net field operating loss	(0)	(20)	(6)	(61)
Corporate expenses
Borrowing costs, net	51	48	149	130
General and administrative	3	4	9	11
Realized loss on derivative instruments	110	3	110	55
Loss before non-cash items	(164)	(75)	(274)	(257)
Non-cash items
Foreign exchange loss (gain)	215	(77)	141	(46)
Unrealized (gain) loss on derivative instruments	(105)	14	(89)	(37)
Depletion and depreciation	16	14	45	37
Net loss	$(290)	$(26)	$(371)	$(211)
Loss per share, basic and diluted	$(1.03)	$(0.09)	$(1.32)	$(0.75)

Third Quarter Operational Overview
We define our net field operating margin or loss as sales related to petroleum products net of royalties and power sales minus operating expenses, diluent and feedstock purchases, and transportation costs. See “Non-GAAP Financial Measures.”

Net field operating loss was negligible during the three months ended September 30, 2011 compared to a loss of $20 million during the same period in 2010. For the nine months ended September 30, 2011 our net field operating loss was $6 million compared to a loss of $61 million during the same period in 2010. The reduced loss in the first nine months of 2011 was due to improved plant reliability, higher SAGD production levels and higher West Texas Intermediate (WTI) prices.

On-stream factor is a measure of the proportion of time that the Upgrader is producing PSC™ and is calculated as the percentage of hours that the Hydrocracker Unit in the Upgrader is in operation. When the Upgrader is not in operation, results can be adversely affected by the requirement to purchase diluent, which is blended with produced bitumen to generate a sales product called Premium Synthetic Heavy (PSH). Revenue per barrel is lower for PSH than for PSC™. The majority of SAGD and Upgrader operating costs are fixed, so we expect that rising SAGD production volumes and a continued high Upgrader on-stream factor will lead to improvement in our net field operating margin. This expected production improvement would result in higher PSC™ sales. PSC™ yields represent the volume percentage of PSC™ generated from processing bitumen through the Upgrader.

The Upgrader on-stream factor for the three months ended September 30, 2011 was 98 percent, consistent with the previous quarter. Average PSC™ yields for the third quarter of 2011 were 70 percent, also consistent with the previous quarter. For the third quarter of 2011 our share of PSC™ sales decreased to 6,900 bbl/d at an average price of $96/bbl, from 8,600 bbl/d at an average price of $109/bbl in the previous quarter. Third-party bitumen purchases increased during the third quarter to 3,500 bbl/d, from 3,200 bbl/d in the previous quarter due to favourable economic conditions surrounding upgrading bitumen to PSC™. PSH sales during the third quarter increased to 3,900 bbl/d at an average price of $71/bbl, from 1,200 bbl/d at an average price of $80/bbl in the previous quarter. The decrease in PSC™ sales is mainly due to the increased production of PSH where PSC™ is used as diluent. PSH sales increased due to temporary restrictions in Upgrader throughput ability, necessitating the production of bitumen blend rather than processing the bitumen into PSC™. Power sales volumes decreased to 14,400 megawatt hours (MWh) from 29,700 MWh in the previous quarter but the average selling price increased to $63/MWh from $42/MWh. During the third quarter, diluent and feedstock purchases increased to $23 million from $21 million in the previous quarter. In the third quarter of 2011 we had diluent purchases of $4 million, an increase from nil in the previous quarter to facilitate PSH production when Upgrader throughput was restricted.

Revenue
For the three months ended September 30, 2011 we earned revenue net of royalties of $87 million compared to $59 million for the three months ended September 30, 2010. Revenue increased due to higher PSC™ sales which averaged 6,900 bbl/d at an average price of approximately $96/bbl, compared to 4,800 bbl/d at an average price of approximately $79/bbl for the same period in 2010. For the third quarter of 2011 our share of PSH sales averaged 3,900 bbl/d at an average price of $71/bbl, compared to 4,800 bbl/d at an average price of approximately $53/bbl for the same period in 2010. Our share of bitumen production during the third quarter of 2011 averaged 10,400 bbl/d compared to 9,000 bbl/d for the same period in 2010. Our total revenue net of royalties, diluent and feedstock expenses increased to $64 million for the third quarter of 2011 compared with $38 million for the same period in 2010. This increase in net revenue is due to increased PSC™ sales as a result of higher SAGD production, Upgrader on-stream time, PSC™ yields and WTI prices.

For the nine months ended September 30, 2011, we earned revenue net of royalties of $245 million compared to $170 million for the same period in 2010. Our total revenue, net of royalties, diluent and feedstock was $198 million for the nine months ended September 30, 2011 compared to $110 million for the same period in 2010. This is primarily due to increased bitumen production and higher PSC™ sales as a result of higher Upgrader on-stream time and PSC™ yields.

During the third quarter of 2011 we had power sales of $1 million representing approximately 14,400 MWh of electricity sold at an average price of approximately $63/MWh, consistent with power sales of $1 million for the same period in 2010 representing approximately 34,400 MWh at an average price of approximately $37/MWh. For the nine months ended September 30, 2011 we had power sales of $5 million compared to $6 million for the same period in 2010.

Expenses
* Operating expenses
Our operating expenses are primarily comprised of maintenance, labour, operating materials and services, chemicals and natural gas.

For the three months ended September 30, 2011 operating expenses were $59 million compared to $54 million for the same period in 2010. Operating expenses in the third quarter of 2011 increased due to planned and unplanned maintenance, and initiatives to increase plant reliability and improve well performance. The third quarter included planned maintenance on the second hot lime softener and a Cogeneration unit, as well as unplanned maintenance on gasifiers. During the third quarter of 2011 we purchased an average of 21,200 gigajoules per day (GJ/d) of natural gas at an average price of $3.58/GJ compared to 23,400 GJ/d at an average price of $3.39/GJ for the same period in 2010.

For the nine months ended September 30, 2011 operating expenses were $191 million compared to $159 million for the same period in 2010. Operating costs for the first three quarters of 2011 increased due to planned and unplanned maintenance, and initiatives to increase plant reliability and improve well performance. During the nine months ended September 30, 2011 we purchased an average of 24,700 GJ/d of natural gas at an average price of $3.66/GJ compared to 24,000 GJ/d at an average price of $3.96/GJ in the same period in 2010.

* Diluent and feedstock purchases
For the three months ended September 30, 2011 diluent and feedstock purchases were $23 million compared to $21 million for the same period in 2010. Diluent purchases are used for blending with bitumen to produce PSH.

Diluent purchases increased to 340 bbl/d at an average price of $109/bbl in the third quarter of 2011 from nil in the third quarter of 2010 due to blending requirements for PSH production. For the nine months ended September 30,

2011 diluent purchases were 110 bbl/d at an average price of $109 bbl/d, compared to 300 bbl/d at an average price of $83/bbl in the same period in 2010. Generally diluent is not purchased during periods when the Upgrader is operating at high capacity as the production of PSC™ does not require diluent. Gasifier reliability issues limited Upgrader throughput during portions of the third quarter of 2011.

In 2010, we purchased third-party bitumen feedstock to achieve certain minimum operating thresholds for efficiencies in the Upgrader which helped to improve PSC™ yields at lower production levels. In 2011 third-party bitumen purchases have occurred when economically beneficial. Purchasing third-party feedstock to upgrade into PSC™ is expected to be economically beneficial only during periods when we have stable Upgrader operations (and thus high PSC™ yields) and when pricing conditions support the difference between the cost of such feedstock and expected PSC™ sales pricing.

For the three months ended September 30, 2011 we purchased $19 million of third-party bitumen representing approximately 3,500 bbl/d at an average price of $61/bbl, compared to $16 million representing approximately 3,300 bbl/d at an average price of $54/bbl for the same period in 2010. For the nine months ended September 30, 2011 we purchased $43 million of third-party bitumen representing approximately 2,400 bbl/d at an average price of $66/bbl, compared to $54 million representing 3,300 bbl/d at an average price of $60/bbl for the same period in 2010. The decrease in third-party bitumen purchases in the nine months ended September 30, 2011 is due to higher SAGD production reducing the requirement to purchase bitumen to maintain Upgrader feed rate and yield. In 2011 third party bitumen has been purchased when economically attractive.

* Transportation
For the three months ended September 30, 2011 transportation expenses were $5 million, a slight increase from $4 million for the same period in 2010. For the nine months ended September 30, 2011 transportation expenses were $13 million, as compared to $12 million for the nine months ended September 30, 2010. Transportation expenses primarily related to pipeline costs associated with PSC™ and PSH sales and were similar due to the largely fixed nature of the pipeline transportation contracts.

Corporate expenses
* Net borrowing costs
For the three months ended September 30, 2011 net borrowing costs were $51 million compared to $48 million for the same period in 2010. For the nine months ended September 30, 2011 net borrowing costs were $149 million compared to $130 million in the prior comparative period. The increase in 2011 was due to the interest expense on the increased borrowings on our revolving credit facility and the interest expense for the US$100 million First Lien Notes and the US$300 million First Lien Notes both issued in August 2010. Borrowing costs also include the amortization of the discount related to the issuance of the First Lien Notes in 2009 and 2010 and the amortization of the transaction costs associated with the issuance of our Second Lien Notes (as defined herein). The remaining discount of $13 million and transaction costs of $31 million will be amortized over the terms of the facilities.

* General and administrative (G&A)
For three months ended September 30, 2011 G&A expense was $3 million compared to $4 million for the same period in 2010. For the nine months ended September 30, 2011 G&A expense was $9 million compared to $11 million in 2010. G&A expense decreased from 2010 due to higher expenses relating to the strategic alternatives review process in 2010. Included in G&A expense is non-cash stock-based compensation expense for the three and nine months ended September 30, 2011 of $0.2 million and $0.9 million respectively compared to $0.4 million and $1.6 million in 2010.

* Net realized loss on derivative instruments
For both the three and nine months ended September 30, 2011 net realized loss on derivative instruments was $110 million compared to losses of $3 million and $55 million respectively for the same periods in 2010. The realized loss in 2011 was due to the crystallization of our foreign exchange derivative instrument. The losses in 2010 relate to the settlement of foreign exchange derivative instruments and our realized commodity hedging losses. The foreign exchange loss was a result of the final mark-to-market of our US$420 million foreign exchange derivative instruments with rates of CDN$1.22:US$1.00 which were terminated under an event of default due to the CCAA Proceeding. The commodity losses were a result of our 2010 hedging instruments of 3,000 bbl/d at strike prices between US$64/bbl and US$67/bbl when the average WTI price for three months ended September 30, 2010 was $75/bbl and for the nine months ended September 30, 2010 was US$78/bbl. We currently hold no foreign exchange or commodity derivative instruments.

Non-cash items
* Foreign exchange loss (gain)
For the three months ended September 30, 2011 the foreign exchange translation loss was $215 million compared to a $77 million gain for the same period in 2010. For the nine months ended September 30, 2011 the foreign exchange translation loss was $141 million compared to a gain of $46 million in the prior comparative period. The losses are primarily comprised of the re-measurement of our U.S. dollar-denominated long-term debt net of gains on cash and cash equivalents and interest escrow. During the three and nine month periods ended September 30, 2011 the Canadian dollar weakened to CDN$1.05:US$1.00 from CDN$0.99:US$1.00 at January 1, 2011 and CDN$0.96:US$1.00 at June 30, 2011. This compares to the corresponding periods in 2010, when the Canadian dollar strengthened to CDN$1.03:US$1.00 at September 30, 2010 from CDN$1.05:US$1.00 at January 1, 2010 and CDN $1.06:USD$1.00 at June 30, 2010. The gains on the re-measurement of debt, cash and cash equivalents and interest escrow are unrealized.

* Net unrealized loss on derivative instruments
For the three months ended September 30, 2011 net unrealized gain on derivative instruments was $105 million compared to a $14 million loss for the three month period ended September 30, 2010. The realized gain in 2011 is due to the crystallization of our foreign exchange derivative instruments which resulted in the reversal of the previously recognized unrealized loss. The loss in 2010 was comprised of a $16 million unrealized loss on our foreign exchange derivative instruments and a $2 million unrealized gain on our commodity derivative instruments.

For the nine months ended September 30, 2011 net unrealized gain on derivative instruments was $105 million compared to a $37 million gain for the same period in 2010. The realized gain in 2011 is due to the crystallization of our foreign exchange derivative instruments. The gain in 2010 is comprised of a $14 million unrealized gain on our commodity derivative instruments due to the maturing of the instruments during the period and a $23 million unrealized gain on our foreign exchange derivative instruments.

* Depletion and depreciation
For the three months ended September 30, 2011 depletion and depreciation expense was $16 million compared to $14 million for the same period in 2010. For the nine months ended September 30, 2011 depletion and depreciation expense was $45 million compared to $37 million in the prior comparative period. Production volumes have been higher in 2011 resulting in higher depletion and depreciation costs.

CAPITAL EXPENDITURES
Property, plant and equipment
The table below identifies expenditures incurred in relation to the Long Lake Project (the Project), other oil sands activities and other capital expenditures.

$ millions	Three months ended September 30, 2011(1)	Nine months ended September 30, 2011(1)	Year ended December 31, 2010(1)
Long Lake
Sustaining capital	$30	$88	$80
Kinosis
Engineering and equipment	-	7	12
Oil sands expenditures	30	95	92

Other capital expenditures	7	12	-
Capitalized interest	5	14	16
Total cash expenditures	42	121	108

Non-cash capital charges	16	26	8
Total property, plant and equipment expenditures	$58	$147	$116

Notes: (1)   As prepared under IFRS.

For the three months ended September 30, 2011 we had sustaining capital expenditures of $30 million for the Project. As with all SAGD projects, new well pads must be drilled and tied-in to the SAGD central facility to maintain production at design rates over the life of the Project. The majority of the expenditures related to ongoing progress on engineering and construction of well pads 12 and 13 and the associated connecting lines to the central plant facility, and various optimization projects to enhance plant reliability and improve well performance.

Exploration and evaluation assets
The table below identifies expenditures incurred in relation to future expansions.

$ millions	Three months ended September 30, 2011(1)	Nine months ended September 30, 2011(1)	Year ended December 31, 2010(1)
Resource acquisition and delineation
Kinosis	$-	$25	$2
Cottonwood	-	-	1
Leismer	-	-	1
Total resource expenditures	-	25	4

Capitalized interest	10	27	31
Total expenditures on exploration and evaluation assets	$10	$52	$35

Notes: (1)     As prepared under IFRS.

In the three months ended September 30, 2011 we incurred insignificant exploration and evaluation expenditures for resource delineation. Resource delineation includes drilling of coreholes, seismic and related reservoir engineering and analysis.

OPTI and Nexen continue to evaluate developing SAGD projects in 10,000 to 40,000 bbl/d bitumen stages at Kinosis. Should a new development plan be approved without an upgrader, OPTI will assess the book value of the Kinosis assets for impairment. If the engineering completed to date cannot be utilized, this may result in an impairment of $75 million to $150 million.

SUMMARY FINANCIAL INFORMATION (unaudited)
	2011(1)			2010(1)				2009(2)
In millions (except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$87	$94	$63	$81	$59	$61	$50	$43
Net loss	(290)	(55)	(27)	(16)	(26)	(144)	(41)	(212)
Loss per share, basic and diluted	$(1.03)	$(0.19)	$(0.09)	$(0.06)	$(0.09)	$(0.51)	$(0.15)	$(0.75)

Notes:
(1)	As prepared under IFRS.
(2)	As prepared under Canadian GAAP.

Operations-to-date represent initial stages of our operations at relatively low operating volumes.

The net loss of $212 million in the fourth quarter of 2009 includes a net field operating loss of $21 million, interest expense of $43 million, an unrealized loss on our derivatives of $36 million offset by a foreign exchange gain of $36 million, and future tax expense of $119 million that resulted from the de-recognition of a future tax asset.

During the first quarter of 2010 we had a net field operating loss of $29 million, $40 million in borrowing costs and a $26 million unrealized loss on derivative instruments offset by a foreign exchange gain of $72 million. During the second quarter of 2010 we had a net field operating loss of $11 million, $41 million in borrowing costs, a $48 million realized loss on derivative instruments and a $104 million foreign exchange loss offset by a $77 million unrealized gain in derivative instruments. During the third quarter of 2010 we had a net field operating loss of $20 million, $48 million in borrowing costs, offset by a $77 million unrealized foreign exchange gain. During the fourth quarter of 2010 we had a net field operating loss of $4 million, $51 million in borrowing costs, and $30 million in realized derivative losses offset by an $81 million unrealized foreign exchange gain.

During the first quarter of 2011 we had a net field operating loss of $8 million, $50 million in borrowing costs and a $13 million unrealized loss on derivative instruments offset by a foreign exchange gain of $61 million. The second quarter of 2011 OPTI generated a positive net field operating margin of $2 million and a $12 million foreign exchange translation gain offset by borrowing costs of $47 million. A nil net field operating margin was achieved in the third quarter, offset by a $215 million loss on foreign exchange translation of our net US$ denominated debt and borrowing costs of $51 million.

SHARE CAPITAL
At October 26, 2011 OPTI had 281,749,526 common shares and 3,471,500 common share options outstanding. The common share options have a weighted average exercise price of $3.63 per share.

CASH FLOW UNDER THE PROCEEDINGS
As part of the Proceedings, OPTI filed with the Court a cash flow forecast to December 31, 2011. Sources of cash include unrestricted cash on hand at August 27, 2011 of $162 million, restricted cash of US$59 million (interest reserve account associated with our US$300 million First Lien Notes) and the estimated positive net field operating margin of $14 million. Uses of cash include estimated capital expenditures of $56 million (excluding Kinosis), general corporate, payroll and employee benefits of $5 million, costs associated with the strategic alternatives review (including the Proceedings) of $4 million, and interest costs associated with the US$525 million First Lien Notes of US$24 million and our revolving credit facility of $5 million. Interest payments for the US$300 million First Lien Notes are due in February and August of each year and are funded from our restricted cash balance (interest reserve account). In accordance with the Initial Order, interest on the Second Lien Notes is not presently payable and not included in this forecast. OPTI expects to have sufficient financial resources to meet its financial obligations to implementation of the Master Plan or to December 31, 2011, primarily subject to continuation of: the stay period with respect to interest obligations on OPTI’s Second Lien Notes; and the forbearance agreements with respect to obligations on the Company’s existing revolving credit facility and foreign exchange derivative instruments.

Forbearance
The CCAA Proceeding is an event of default under our revolving credit facility and foreign exchange derivative instruments. The Company negotiated forbearance agreements with its existing revolving credit facility lenders and counterparties to its foreign exchange derivative instruments. These forbearance agreements preclude these lenders or counterparties from exercising any set-off rights under such facility and instruments unless an additional event of default condition occurs, including, but not limited to, non-payment of termination amounts with respect to the foreign exchange derivative instruments by a specified date and noncompliance to the debt-to-capitalization covenant on OPTI’s revolving credit facility. The original forbearance agreements were extended and are in place until the earlier of the completion of the Master Plan or December 1, 2011.

LIQUIDITY AND CAPITAL RESOURCES
At September 30, 2011 we had approximately $150 million of cash available. Our cash and cash equivalents are invested exclusively in money market instruments issued by major Canadian banks. In addition, at September 30, 2011 we had restricted cash of US$59 million in an interest reserve account associated with our US$300 million First Lien Notes. Our long-term debt consists of US$1,750 million Second Lien Notes, US$825 million First Lien Notes as well as a $190 million revolving credit facility. We made no additional borrowings under our revolving credit facility during the third quarter of 2011. A total of $165 million is drawn under the facility that matures in December 2011. OPTI intends to repay outstanding amounts under this facility on or around successful completion of the Master Plan.

During the previous quarter, counterparty banks to the Company’s foreign exchange derivative instruments issued early termination notices which resulted in a fixed amount owing under the instruments as a result of a default on the instruments caused by the CCAA Proceeding. This fixed amount is $110 million and is subject to a default rate of interest of approximately 2.4 percent per annum from the date of the early termination notice until such fixed amount is repaid. OPTI intends to settle this fixed amount on or around successful completion of the Master Plan. Default interest continues to be paid on a monthly basis.

Expected cash outflows, and our ability to meet these obligations, for the remainder of 2011 will depend on the outcome of the Proceedings. If the Recapitalization is completed, it would reduce our total debt by approximately US$1,475 million and also reduce our annual interest costs. In addition the $375 million in new equity would materially improve our liquidity. OPTI intends to fund its capital budget of $40 million for the remainder of 2011.

Our future financial resources will also be affected by net field operating margin or loss. In the third quarter we incurred a negligible net field operating loss, compared with a positive margin of $2 million in the previous quarter. The loss was primarily due to lower market commodity prices. Our net field operating margin or loss is affected by: bitumen volumes; on-stream factor; commodity prices (in particular, WTI); PSC™ yields and operating costs. On a long-term basis, we estimate our share of capital expenditures required to sustain production at or near planned capacity for the Project will be approximately $80 million per year prior to the effects of inflation.

For the nine months ended Sept 30, 2011 cash used in operating activities was $22 million, cash provided by financing activities was $129 million and cash used by investing activities was $132 million. These cash flows, combined with a translation gain on our U.S. dollar denominated cash of $2 million, resulted in a decrease in cash and cash equivalents during the period of $23 million. During the third quarter of 2011 we used our cash on hand to fund our capital expenditures. For the remainder of 2011 our primary sources of funding include our existing cash and potential proceeds resulting from the Master Plan.

We have annual interest payments of US$47 million until maturity on the US$525 million First Lien Notes due in 2012. In addition, we have annual interest payments of US$29 million until maturity on the US$300 million First Lien Notes due in 2013, which will be funded by our US$59 million interest reserve account, and annual interest payments of US$142 million until maturity on the US$1,750 million Second Lien Notes due in 2014. In accordance with the Initial Order of the Court, interest on the Second Lien Notes is not presently payable. Upon completion of the Master Plan, the Second Lien Notes will no longer be outstanding.

If the Master Plan is unsuccessful, there are covenants in place on our US$1,750 million Second Lien Notes primarily to limit the total amount of debt that OPTI may incur at any time. This limit is most affected by the present value of our total proven reserves using forecast prices and costs discounted at 10 percent. Based on our 2010 reserve report, we have sufficient capacity under this test to incur additional debt beyond our existing $190 million revolving credit facility and existing Senior Notes. Other considerations, such as restrictions under the First Lien Notes and $190 million revolving credit facility, are expected to be more constraining than this limitation.

Our revolving credit facility matures in December 2011. OPTI is currently in default under this agreement although certain rights of the lenders to the facility have been stayed under the Proceedings. We do not expect to be able to make further borrowings until the Proceedings are complete. The facility requires adherence to a covenant that does not allow our debt-to-capitalization ratio to exceed 75 percent, as calculated on a quarterly basis. The ratio is calculated based on the book value of debt and equity. The book value of debt is adjusted to reflect the effect of any foreign exchange derivative instruments issued in connection with the debt that may be outstanding. Our book value of equity is adjusted to exclude the $369 million increase to deficit as a result of the asset impairment associated with the working interest sale to Nexen and to exclude the $85 million increase to the January 1, 2009 opening deficit as a result of new accounting pronouncements effective on that date. Accordingly, at September 30, 2011, for the purposes of this ratio calculation, our debt would be increased by the termination liability of our foreign exchange derivative instruments in the amount of $110 million and our deficit would be reduced by $455 million. With respect to U.S. dollar denominated debt and foreign exchange derivative instruments, for purposes of the total debt-to-capitalization ratio, the debt and foreign exchange derivative instruments are translated to Canadian dollars based on the average exchange rate for the quarter. The total debt-to-capitalization is therefore influenced by the variability in the measurement of the foreign exchange derivative instruments, which is subject to mark-to-market variability and average foreign exchange rate changes during the quarter. The total debt-to-capitalization calculation at September 30, 2011 is 70 percent.

The development of future expansions, such as Kinosis, will require significant financial resources. Effective April 1, 2011 OPTI exercised a deferred payment funding option for all capital expenditures relating to Kinosis. We retain all of our other rights under the joint venture agreement and we have the discretion to resume funding of our proportionate share of Kinosis costs. OPTI’s proportionate share of incurred costs to September 30, 2011 is approximately $10 million (plus applicable interest). This amount has been accrued and is included in trade payable and accrued liabilities in the financial statements for the period ended September 30, 2011.

Our rate of production increase will have a significant impact on our net field operating margin and thus on our financial position in the next 12 months and beyond. Delays in ramp up of SAGD production, operating issues with SAGD or Upgrader operations and/or deterioration of commodity prices could result in additional funding requirements. Should the Master Plan not be completed, the Company would require additional funding, which would likely be difficult and expensive to obtain. In addition, certain covenants in our Senior Note indentures and revolving credit facility limit the amount of additional debt we can incur.

For 2011 and beyond we have exposure to commodity pricing as we have not entered into any commodity derivative instruments (risks associated with our derivative instruments are discussed in more detail under “Financial Instruments”). The majority of our operating and interest costs are fixed. Aside from changes in the price of natural gas, our operating costs will neither decrease nor increase significantly as a result of fluctuations in WTI prices other than with respect to royalties to the Government of Alberta, which increase on a sliding scale at WTI prices higher than CDN$55/bbl. Collectively, this means that the variability of our financial resources will primarily be influenced by production rates and resulting PSC™ sales, operating expenses and by foreign exchange rates.

The Proceedings constitute an event of default under our credit agreement and note indentures. An event of default may result in acceleration of principal amounts owed, exercise of set-off rights against our cash deposits and investments and other material adverse consequences to OPTI. Presently, these rights have either been stayed by the Court in connection with the Proceedings or are subject to forbearance agreements. As such, all obligations of OPTI outside of those stayed by the Court or subject to forbearance agreements are expected to be paid in the ordinary course.

Should the Acquisition be terminated, OPTI would maintain its protection under the Proceedings to implement the Recapitalization which would materially enhance the Company’s liquidity and leave the Company with a more appropriately leveraged capital structure and reduced interest burden.

There can be no assurance that the current stay period granted by the Court, and any subsequent extensions thereof, will be sufficient to complete the Master Plan under the Proceedings. In any case, should OPTI lose the protection of the stay under the Proceedings, creditors might immediately enforce rights and remedies against OPTI and its properties, which may lead to the liquidation of OPTI's assets. Failure to implement the Acquisition, or in the alternative obtain sufficient exit financing subsequent to the Recapitalization, within the time granted by the Court, may lead to the liquidation of OPTI's assets.

CREDIT RATINGS
In previous quarters OPTI has maintained a corporate rating as well as ratings for its revolving credit facility and Senior Notes with Standard and Poor’s (S&P) and Moody’s Investor Service (Moody’s). Subsequent to OPTI’s filing under the CCAA on July 13, 2011, S&P and Moody’s adjusted all ratings for the Company.

S&P lowered all of OPTI’s ratings to D. It is expected that these ratings will remain at this level until the Company emerges from the CCAA Proceeding. Moody’s withdrew all of OPTI’s ratings. These ratings could be reissued when the Company emerges from the CCAA Proceeding. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision and withdrawal at any time by the rating organization.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The following table shows our contractual obligations and commitments related to our financial liabilities at September 30, 2011. These amounts do not include adjustments from or anticipated results of the Proceedings.

In $ millions	Total	2011	2012–2013	2014–2015	Thereafter
Accounts payable and accrued liabilities(1)	$196	$196	$-	$-	$-
Long-term debt (Senior Notes - principal)(2)	2,699	-	865	1,834	-
Long-term debt (Senior Notes - interest)(3)	729	173	408	148	-
Long-term debt (revolving facility principal)(4)	165	165	-	-	-
Finance leases(5)	75	1	9	9	56
Operating leases and other commitments(5)	57	3	21	7	26
Contracts and purchase orders(6)	25	7	3	4	11
Total commitments	$3,946	$545	$1,306	$2,002	$93

Notes:
(1)	Excludes accrued interest expense related to the Senior Notes. These costs are included in (3).
(2)	Consists of principal repayments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$1.05 to US$1.00 as at September 30, 2011.
(3)	Consists of scheduled interest payments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$1.05 to US$1.00 as at September 30, 2011.
(4)
As at September 30, 2011 we have borrowed $165 million on our $190 million revolving credit facility. We are contractually obligated for interest payments on borrowings and standby charges in respect to undrawn amounts under the revolving credit facility, which are not reflected in the above table as amounts cannot reasonably be estimated due to the revolving nature of the facility and variable interest rates. Relative to our total commitments, we do not consider such amounts material.

(5)	Consists of our share of future payments under our product transportation agreements with respect to future tolls during the initial contract term.
(6)	Consists of our share of commitments associated with contracts and purchase orders in connection with the Project and our other oil sands activities associated with future expansions.

About OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada. OPTI’s first project, the Long Lake Project, is a joint venture between OPTI and Nexen Inc. (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. Additional information relating to OPTI can be found at www.sedar.com.

FORWARD-LOOKING INFORMATION
Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the expected increase in production and improved operational performance of the Project; OPTI’s other business prospects, expansion plans and strategies; the cost, development, operation and maintenance of the Project as well as future expansions thereof, and OPTI's relationship with Nexen; the expected development, timing and production of well pads coming on production; the expected SOR range for the Project and time expected to reach this range; the expected SOR for our original well pairs; the potential cost and anticipated impact of additional steam capacity; the anticipated potential to tie-in bitumen production from Kinosis to the Long Lake Upgrader; the expected feedstock purchases for the Project; the expected PSC™ yields, volumes and sales; the expected improvement to net field operating margin; the sales price of PSC™; the anticipated timing and expected start-up of the Upgrader following repairs to the air separation unit and OPTI’s ability to produce and sell bitumen during the downtime; the expected requirement of additional financial resources to develop future expansions at Kinosis and beyond; OPTI's anticipated financial condition, material obligations and liquidity in 2011 and in the long-term; the final outcome of OPTI’s strategic alternatives review; the expected likelihood that we will be unable to fund our financial commitments without a conclusion to OPTI’s Proceedings; the expected difficulty and expense of additional funding; OPTI’s expected ability to continue as a going concern and the related factors which create significant doubt about this ability; the anticipated outcome of OPTI's Proceedings; OPTI's ability to maintain its protection under the CCAA; the ability to implement the Acquisition or the Recapitalization; the expectation for OPTI to pay certain obligations in the ordinary course; the ability of the Company to enforce provisions, and if need be extend provisions, under forbearance agreements with its lenders and counterparties; the expected conversion of Second Lien Notes and the issuance of a new equity investment through a rights offering under the Recapitalization; the expectation to repay/refinance OPTI's existing Revolving Credit Facility; and the expected implementation date for the Acquisition or Recapitalization.

Forward-looking information typically contains statements with words such as “intend,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Project joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for PSC™ and PSH; and foreign currency exchange rates and derivative instruments risks. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form, filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

Although we believe that we have identified the material risks and assumptions to, among other things, the operating and liquidity risks and risks related to the concurrent proceedings under the CCAA and the CBCA outlined herein as well as in OPTI's other filings with Canadian securities authorities, there is no assurance that actual results will be the same or similar to those anticipated by OPTI. Furthermore, there may be other material risks and uncertainties that may impact our liquidity position and the outcome of the Company’s potential Acquisition or Recapitalization that have not yet been identified. This uncertainty applies to disclosures regarding commitments, and the carrying value of assets.

Additional information relating to our Company is filed on SEDAR at www.sedar.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact: Krista Ostapovich, Investor Relations (403) 218-4705 ir@opticanada.com	OPTI Canada Inc. Suite 1600, 555 – 4th Avenue SW Calgary, Alberta, Canada T2P 3E7 (403) 249-9425